Exhibit 99.1

XPENG Announces Vehicle Delivery Results for January 2024

•	8,250 vehicles delivered in January 2024, a 58% increase year-over-year

•	2,478 units of X9 delivered in the first month of customer deliveries

GUANGZHOU, China – Feb. 1, 2024 – XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for January 2024.

In January 2024, XPENG recorded monthly deliveries of 8,250 Smart EVs, representing a 58% increase year-over-year. In early January, the Company launched its X9 Ultra Smart Large Seven-seater MPV, followed by immediate deliveries across more than 100 cities in China. In January, 2,478 X9s were delivered and orders for X9 Max trim accounted for approximately 70% of total X9 orders. The X9 has showcased its outstanding product competitiveness and cutting-edge smart technology, catering for needs of families. The Company is currently ramping up its production capacity for the X9 and accelerating the delivery for customers.

XPENG’s industry-leading ADAS technologies offer a compelling value proposition to XPENG customers. XPENG’s XNGP is now fully accessible to users across 243 cities nationwide, boasting the broadest coverage of ADAS functions tailored for urban driving scenarios. The monthly active user penetration rate of XNGP ADAS has exceeded 85%, ranking first in the industry in terms of active user scale, user experience and mileage penetration rate for urban ADAS.

The Company aims to extend its end-to-end XNGP coverage to major urban road networks, parking spaces, and private roads nationwide by 2024. Additionally, XPENG plans to initiate R&D on Highway NGP for global markets this year and on XNGP in 2025.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems, including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://XPENG.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goals and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.